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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia — 212-632-6524 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
412

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2016

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
(In Thousands)

ASSETS

Cash and cash equivalents	$ 462,327
Receivables, net:	
Fees	254,291
Affiliates	70,560
Other	21,694
Investments and securities owned, at fair value	169,574
Property, net	39,647
Goodwill	128,451
Deferred tax assets	10,633
Other assets	51,918
TOTAL ASSETS	$ 1,209,095

LIABILITIES AND MEMBER'S EQUITY

Accrued compensation and benefits	$ 247,460
Payables to affiliates	147,551
Accounts payable and accrued expenses	54,574
Income taxes payable	19,115
Obligations under pension and other post-retirement benefit plans	15,295
Securities sold, not yet purchased, at fair value	3,239
Other liabilities	26,656
TOTAL LIABILITIES	513,890
COMMITMENTS AND CONTINGENCIES	
Member's equity	750,778
Accumulated other comprehensive loss, net of tax	(55,573)
TOTAL MEMBER'S EQUITY	695,205
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,209,095

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

The consolidated statement of financial condition of Lazard Frères & Co. LLC (collectively referred to as the "Company"), is a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"). Lazard Group is a wholly-owned indirect subsidiary of Lazard Ltd ("Lazard Ltd"), a Bermuda holding company, whose common stock is traded on the New York Stock Exchange. The Company includes the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), Goldsmith, Agio, Helms & Lynner, LLC and its subsidiary ("GAHL"), Lazard Frères & Co., Limited and its subsidiary ("LF Ltd") and LFNY Funding LLC ("LFNY Funding").

The Company's operating activities include:

- Financial Advisory, which offers corporate, partnership, institutional, government and individual clients across the globe a wide array of financial advisory services regarding mergers and acquisitions and other strategic matters, restructurings, capital structure, capital raising and various other financial matters, and
- Asset Management, which offers a broad range of global investment solutions and investment management services in equity and fixed income strategies and alternative investments to corporations, public funds, endowments and foundations, labor funds, financial intermediaries and private clients.

Basis of Presentation – The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates (i) a voting interest entity ("VOE") where the Company either holds a majority of the voting interest in such entity or is the general partner in such entity and the third-party investors do not have the right to replace the general partner and (ii) a variable interest entity ("VIE") where the Company absorbs a majority of the expected losses, expected residual returns, or both, of such entity. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting in which it records in earnings its share of earnings or losses of the entity. Intercompany transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts and disclosures in the consolidated statement of financial condition.

Foreign Currency Translation – The consolidated statement of financial condition is presented in U.S. dollars. The Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. dollars are reported in "accumulated other comprehensive loss, net of tax" in the consolidated statement of financial condition

Use of Estimates – The presentation of consolidated statement of financial condition in conformity with U.S. GAAP requires the use of management's estimates. In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives, securities sold, not yet purchased and assumptions used to value pension and other post-retirement benefit plans;
- recognition of asset management and distribution fees and the value of the underlying assets under management;
- the adequacy of the allowance for doubtful accounts;
- the realization of deferred taxes and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill, and
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash and cash equivalents of $156,228 and $148,910 that are invested in Dreyfus money market funds and Goldman Sachs money market funds, respectively as of December 31, 2015.

Investments and Securities Owned, at fair value – Investments in debt and marketable equity securities held either directly or indirectly through asset management funds or in managed accounts and securities owned at LF&Co. are accounted for at fair value. Investments in debt and marketable equity securities held at the Company's non-broker-dealer subsidiaries are considered trading securities and are accounted for at fair value.

Investments also include interests in alternative investment funds and private equity funds, each accounted for at fair value.

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide for estimated losses relating to fees and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and previous client payment history and specifically reserves against exposures where the Company determines the receivables may be impaired, which may include situations where a fee is in dispute or litigation has commenced.

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions include specific contractual payment terms that may vary from one month to four years (as is the case with our Private Fund Advisory Group's ("PFAG") receivables

following the invoice date or may be subject to court approval (as is the case with bankruptcy-related restructuring assignments). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable. Asset management and distribution fee receivables are deemed past due and fully provided for when such receivables are outstanding 12 months after the invoice date. Notwithstanding our policy for receivables past due, we specifically reserve against exposures relating to Financial Advisory and Asset Management fees where we determine collection of receivables are not probable. See Note 4 for additional information regarding receivables.

Other Receivables, net – Other receivables consists of $18,304 related to the settlement of mutual fund transactions with customers of LAM, $2,784 from the redemption of investments in various alternative investment funds, $356 of receivable from unsettled trades and $250 for a clearing deposit held at our clearing broker. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net – Property is stated at cost less accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 15 years.

Goodwill – Goodwill has an indefinite life and it is required to be tested for impairment annually or more frequently if circumstances indicate an impairment may have occurred. The Company performs a qualitative evaluation about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit. The Company completed its annual goodwill review as of November 1, 2015 and determined that no impairment existed.

Securities Sold, Not Yet Purchased, at fair value – Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value.

Derivative Instruments – A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to economically hedge exposures to fluctuations in currency exchange rates and prices of equity and debt securities. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded at their fair value and are included in "other assets" and "other liabilities" on the consolidated statement of financial condition.

In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM's deferred compensation arrangements. The fair value of these compensation arrangements are based on the value of the underlying investments are adjusted for estimated forfeitures and are included in "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2015. See Note 13 for information regarding LAM's deferred compensation arrangements.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, deposits with banks, receivables, investments, derivative instruments and an insurance contract.

Income Taxes – Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A deferred tax asset is recognized if it is more likely than not (defined or a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available information, including the following:

- nature, frequency, magnitude and duration of any past losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the Company's estimates regarding the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. See Note 15 for additional information relating to income taxes.

(In Thousands)

3. RECENT ACCOUNTING DEVELOPMENTS

Revenue from Contracts with Customers – In May 2014, the Financial Accounting Standards Board (the "FASB") issued comprehensive new revenue recognition guidance. The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The new guidance is effective for annual and interim periods beginning after December 15, 2016 and early adoption is not permitted. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017, with early adoption being permitted for annual periods beginning after December 15, 2016. The Company is currently evaluating the new guidance.

Amendments to the Consolidation Analysis – In February 2015, the FASB issued updated guidance for the consolidation of certain legal entities. The updated guidance eliminates the deferral of certain consolidation standards for entities considered to be investment companies and modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or VOEs. The new guidance is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. The Company does not expect that the adoption of this guidance will have a material impact on our consolidated statement of financial condition or related disclosures.

Fair Value Measurement – In May 2015, the FASB issued updated guidance for the classification and disclosure of certain investments using the net asset value ("NAV") as a practical expedient to measure the fair value of the investment. The guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using NAV as a practical expedient. The new guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The new guidance is to be applied on a retrospective basis. The Company elected to early adopt this guidance and has excluded investments that are measured at NAV as a practical expedient from the fair value hierarchy in the consolidated statement of financial condition and related disclosures as of December 31, 2015.

Intangibles—Goodwill and Other—Internal-Use Software: Customers Accounting for Fees Paid in a Cloud Computing Arrangement – In April 2015, the FASB issued updated guidance providing clarification on whether a cloud computing arrangement that contains a software license should be accounted for as internal-use software. The new guidance is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. The Company does not expect that the adoption of this guidance will have a material impact on our consolidated statement of financial condition.

(In Thousands)

4. FEE RECEIVABLES, NET

Receivables are stated net of an estimated allowance for doubtful accounts, for past due amounts and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

Fee receivables, net, consists of receivables for investment banking fees, PFAG fees, private placement fees and asset management and distribution fees as of December 31, 2015:

Financial advisory fees:	
Investment banking	$ 63,081
PFAG	42,996
Private placement	2,255
Asset management fees:	
Asset management and distribution fees	150,485
Total fee receivables	258,817
Less: Allowance for doubtful accounts	(4,526)
Fee receivables, net	$ 254,291

The Company's PFAG fees receivable are interest bearing receivables whose values are based on discounted cash flows expected to be collected and approximate their fair values. Based upon the Company's historical experience, the credit quality of the counterparties, and the lack of past due or uncollectible amounts, there is no allowance for doubtful accounts for PFAG fees receivable. The aggregate carrying amount of all the other fees receivables approximates fair value.

During 2015, the Company sold $7,526 of PFAG receivables to an affiliate of the Company.

Activity in the allowance for doubtful accounts for the year ended December 31, 2015 was as follows:

	Year Ended December 31, 2015
Balance, January 1, 2015	$ 8,424
Bad debt expense, net of recoveries	(922)
Charge-offs, foreign currency translation and other adjustments	(2,976)
Balance, December 31, 2015	$ 4,526

As of December 31, 2015, the Company had receivables past due or deemed uncollectible of $7,355.

(In Thousands)

5. INVESTMENTS AND SECURITIES OWNED, AT FAIR VALUE

The Company's investments and securities owned, at fair value and securities sold, not yet purchased at fair value as of December 31, 2015, consist of the following:

Investments:	
Debt securities	$ 535
Equities	44,654
Funds:	
Alternative investments[a]	58,743
Debt [a]	25,442
Equity [a]	38,849
Private equity	1,351
	124,385
Total Investments, at fair value	$ 169,574
Securities sold, not yet purchased, at a fair value	$ 3,239

[a] Interests in alternative investments, debt and equity funds include investments with fair values of $2,140, $1,104 and $5,514, respectively, at December 31, 2015, held in order to satisfy the Company's liabilities upon vesting of fund interests related to LAM's deferred compensation arrangements. LAM deferred compensation arrangements are further explained in Note 13.

Debt securities primarily consist of seed investments invested in debt securities held within separately managed accounts related to LAM's business.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts related to LAM's business and securities held by LF&Co.

Alternative investments funds primarily consist of interests in various hedge funds, fund of funds and mutual funds related to LAM's business and amounts related to LAM deferred compensation arrangements.

Debt funds primarily consist of a debt fund held by LF&Co. and seed investments in funds related to LAM's business that invest in debt securities and amounts related to LAM deferred compensation arrangements.

Equity funds primarily consist of seed investments in funds related to LAM's business that invest in equity securities and amounts related to LAM's deferred compensation arrangements.

Private equity fund primarily consist of an interest in a limited partnership that invests in private equity securities.

6. FAIR VALUE MEASUREMENTS

The Fair Value Hierarchy – The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, (ii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose trading volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis.

The Company's investments in debt securities are classified as Level 1 when their respective fair values are based on unadjusted quoted prices in active markets.

The fair value of equities is principally classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of investments in alternative investment funds, debt funds and equity funds are classified as Level 1 assets when the fair values are primarily based on the publicly reported closing price for the fund.

The fair values of derivatives entered into by the Company are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the two currencies from the trade date to the settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM's deferred compensation arrangements is based on the value of the underlying investments adjusted for forfeitures. See Note 7.

(In Thousands)

Investments Measured at Net Asset Value – As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of certain investments. NAV is primarily determined based on information provided by external fund administrators. The Company's investments valued at NAV as a practical expedient in (i) alternative investment funds, debt funds and equity funds are redeemable in the near term, and (ii) private equity funds are not redeemable in the near term as a result of redemption restrictions.

The following table presents the classification of (i) investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2015, within the fair value hierarchy and (ii) investments measured at NAV or its equivalent as a practical expedient:

	Fair Value Measurements on a Recurring Basis				
	Level 1	Level 2	Level 3	NAV (a)	Total
Assets:					
Investments:					
Debt securities	$ 535	$ -	$ -	$ -	$ 535
Equities	43,552	-	1,102	-	44,654
Funds:					
Alternative investments	36,856	-	-	23,842	60,698
Debt	25,435	-	-	6	25,441
Equity	36,853	-	-	42	36,895
Private equity	-	-	-	1,351	1,351
Total	$ 143,231	$ -	$ 1,102	$ 25,241	$ 169,574
Liabilities:					
Securities sold, not yet purchased	$ 3,239	$ -	$ -	$ -	$ 3,239
Derivatives	-	11,317	-	-	11,317
Total	$ 3,239	$ 11,317	$ -	$ -	$ 14,556

(a) Represents certain investments measured at NAV or its equivalent as a practical expedient in determining fair value. In accordance with current accounting guidance, these investments have not been classified in the fair value hierarchy. See Note 3 for additional information.

There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy during the year ended December 31, 2015.

(In Thousands)

The following table presents as of December 31, 2015 certain investments that are valued using NAV as a practical expedient in determining fair value. The Company has no unfunded commitments related to these investments:

			Estimated Liquidation Period of Investments Not Redeemable			Investments Redeemable	
	Fair Value	% of Fair Value Not Redeemable	% Next 5 Years	% 5-10 Years	% Thereafter	Redemption Frequency	Redemption Notice Period
Investment							
Alternative Investment funds:							
Hedge funds	$22,367	N/A	N/A	N/A	N/A	(a)	< 30-60 Days
Fund of funds	465	N/A	N/A	N/A	N/A	(b)	<30-120 Days
Other	1,010	N/A	N/A	N/A	N/A	(c)	< 30-60 Days
Debt funds	6	N/A	N/A	N/A	N/A	(d)	< 30 Days
Equity funds	42	N/A	N/A	N/A	N/A	(e)	< 30-90 Days
Private equity funds	1,351	100%	100%	0%	0%	N/A	N/A
Total	$25,241						

Redemption frequency as follows:

[a] weekly (30%), monthly (63%) and quarterly (7%)

[b] monthly (98%) and quarterly (2%)

[c] daily (31%) and monthly (69%)

[d] daily (100%)

[e] daily (18%), monthly (54%) and quarterly (28%)

Financial Instruments Not Measured at Fair Value – The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2015 that are not measured at fair value in the Company's consolidated statement of financial condition.

			Fair Value Measurements Using:		
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 462,327	$ 462,327	$ 462,327	$ -	$ -
PFAG receivables	$ 42,996	$ 44,408	$ -	$ -	$ 44,408
Insurance contract (included within other assets)	$ 670	$ 670	$ -	$ 670	$ -
Interest-bearing deposits (included within other assets)	$ 450	$ 450	$ 450	$ -	$ -

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

(In Thousands)

Fair values of PFAG fees receivables were generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of the insurance contract is stated at its cash surrender value, which approximates fair value because cash surrender value represents the value if it is currently redeemed.

The carrying value of interest-bearing deposits is at amortized cost, which approximates fair value due to their short-term nature.

7. DERIVATIVES

The table below presents the fair values of the Company's derivative instruments reported within "other assets" and "other liabilities" and the fair value of the Company's derivative liability relating to its obligation pertaining to LAM's deferred compensation arrangements reported within "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2015:

	Assets at December 31, 2015		Liabilities at December 31, 2015	
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts	$ 16	$ 1,012	$ 111	$ 5,383
Equity and fixed income swaps and other [a]	460	35,478	959	51,143
Deferred compensation arrangements			10,723	11,139
Total Derivatives	476	36,490	11,793	67,665
Counterparty netting	(476)		(476)	
Total Derivatives, net	$ -		$ 11,317	

[a] Equity and fixed income swaps with the same counterparty under legally enforceable master netting agreements are recorded "net" in "other assets", with receivables for net cash collateral under such contracts of $9,636 as of December 31, 2015.

8. PROPERTY, NET

As of December 31, 2015, Property, net consists of the following:

	December 31, 2015
Leasehold improvements	$ 21,997
Furniture and equipment	101,445
Total	123,442
Less - Accumulated depreciation and amortization	(83,795)
Property, net	$ 39,647

(In Thousands)

9. OTHER ASSETS AND OTHER LIABILITIES

The following table set forth the Company's other assets, by type, as of December 31, 2015:

	December 31, 2015
Prepaid expenses	$ 16,898
Cash collateral on swap contracts	9,636
Reimbursable client expenses	6,368
Prepaid pension asset	4,675
Prepaid compensation	4,352
Receviables from employees and other related parties	943
Current income tax	1,391
Seed fund deposit	3,000
Other	4,655
Total	$ 51,918

Receivables from Employees and Other Related Parties – Receivables from related parties as of December 31, 2015, is comprised of $756 of loans to employees and a $187 receivable from Merchant Bankers Asociados, an Argentina based financial advisor services firm, for M&A fees.

The following table set forth the Company's other liabilities, by type, as of December 31, 2015:

	December 31, 2015
LAM's settlements of mutual fund transactions payable to customers	$ 18,231
Deferred lease incentives	3,580
Other	4,845
Total	$ 26,656

(In Thousands)

10. TRANSACTIONS WITH AFFILIATES

A description of material transactions and balances with affiliates included in the consolidated statement of financial condition of the Company as of December 31, 2015 or for the year then ended are set forth below.

Investment Banking and Other Advisory Fees – The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain customer transactions.

Executive Management Service Charge – The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC ("LSCC"), a wholly-owned subsidiary of Lazard Group, provides various services associated with the management, administration and operations of Lazard Group.

LSCC allocates the costs paid by the Company along with other costs for management, administration and operations of Lazard Group to the Company and other subsidiaries and affiliates of Lazard Group. These costs are allocated based on revenues or headcount.

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2015:

Receivable from Lazard Group in connection with incentive compensation plans	$ 31,636
Banking and PFAG fee sharing due from various affiliates	19,561
Executive management services agreement charges due from various affilates	18,207
Other	1,156
Total Receivable from Affiliates	$ 70,560

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2015:

Compensation charges due to Lazard Group	$ 109,105
Deferred compensation charges due to various affiliates	16,856
Rent allocation payable to Lazard Group	2,173
Executive management services agreement charges by LSCC	6,634
Banking and PFAG fee sharing due to various affiliates	8,462
Other	4,321
Total Payables to Affiliates	$ 147,551

(In Thousands)

On November 1, 2015, the Company sold its 12.5% interest in Lazard Frères India ("Lazard India"), a financial advisory company, for 1 British pound, to Lazard Ltd, the majority owner of Lazard India. Lazard Ltd, is an affiliate of the Company. The carrying amount of Lazard India's net assets at the date of the transaction was $62. The transaction represented a sale of a business between entities under common control. The difference between the consideration received and the net carrying value transferred was recorded as an equity transaction, representing a distribution of capital by the Company as reflected in member's equity.

On June 30, 2015, Lazard Group transferred its interest in Lazard Gulf Limited to LAM for a cash payment of $1,413, which was Lazard Group's then net carrying value of Lazard Gulf Limited. Included in the net assets transferred and liabilities assumed by LAM was cash totaling $1,734.

11. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases office space, office equipment and other computer hardware and software under non-cancelable operating lease agreements, which expire on various dates through 2028. Office space lease agreements, in addition to base rentals, are generally subject to escalation based on certain costs incurred by the landlord. The Company subleases office space to third parties under agreements, which expire in January 2019.

Minimum rental commitments under non-cancelable leases, net of sublease income are as follows:

Year Ending December 31,	Minimum Rental Commitments Operating Leases
2016	$ 13,900
2017	11,191
2018	7,447
2019	4,798
2020	2,804
Thereafter	12,185
Total minimum lease payments	52,325
Less - Sublease proceeds	1,650
Net lease payments	$ 50,675

Other Commitments –The Company has various other contractual commitments arising in the ordinary course of business. In addition, from time to time, the Company may enter into underwriting commitments in which it will participate as an underwriter. At December 31, 2015, the Company had no such underwriting commitments.

Legal – The Company is involved from time to time, in judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company believes, however, based on currently available information, that the results of any

(In Thousands)

pending matters, in the aggregate, will not have a material effect on its business or financial condition.

12. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

13. INCENTIVE COMPENSATION

The Company participates in Lazard Ltd.'s share-based and fund-based incentive compensation plans.

Share-Based Incentive Compensation – Lazard Ltd.'s share-based incentive compensation awards that do not require future service are expensed immediately; however, awards that require future service are amortized over the applicable vesting period or requisite service period. Expenses relating to share-based incentive compensation awards are generally based on the fair value of Lazard Ltd.'s Class A common stock on the date of grant.

Fund-Based Incentive Compensation – Lazard Group sponsors a program whereby Lazard Group grants interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"), which generally require future service as a condition for vesting. During 2015, Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM, based in the United Kingdom, purchased from Lazard Group, the Lazard Fund Interests granted in 2015 by Lazard Group to LAM-UK employees. These fund interests are included in investments on the consolidated balance sheet. One third of the Lazard Fund Interests awarded in 2015, vest on or around March 1, 2017 and the remaining two-thirds vest on or around March 1, 2018.

LAM Deferred Compensation Arrangements - LAM grants deferred interests in LAM funds and other LAM products to certain employees as specified in their compensation agreements (referred to herein as LAM deferred compensation arrangements). The LAM deferred compensation arrangements generally require future service as a condition for vesting.

In connection with the Lazard Fund Interests purchased from Lazard Group and the LAM deferred compensation arrangements, the Company records a prepaid compensation asset and a corresponding compensation liability on the date of grant based upon the fair value of the award. The prepaid asset is amortized on a straight-line basis over the applicable vesting periods or requisite service periods. LAM deferred compensation arrangements that do not require future service are expensed immediately. The related compensation liabilities associated with Lazard Fund Interests and LAM deferred compensation arrangements are accounted for at fair value as derivative liabilities that contemplate the impact of estimated forfeitures, and are adjusted for changes in fair value primarily related to changes in value of the underlying investments.

The amortization of the prepaid compensation will generally be recognized over a weighted average period of approximately 1.8 years subsequent to December 31, 2015.

(In Thousands)

14. EMPLOYEE BENEFIT PLANS

The Company provides pension and other post-employment benefits to certain of its employees through defined benefit plans. Additionally, in the U.S., the Company sponsors a partially funded, contributory post-retirement medical plan covering qualifying U.S. employees. The defined benefit pension plans and post-retirement medical plan, prior to being frozen, generally provided benefits to participants based on average levels of compensation. The other post-employment benefit plans sponsored by certain subsidiaries are active and provide benefits to the participants, when they separate from the Company. Benefits are based on years of service and levels of compensation. The Company also offers a defined contribution benefit plan in the U.S..

Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM, co-sponsors a defined benefit pension plan (the "UK Plan") with Lazard & Co. Limited, a UK affiliate. The consolidated statement of financial condition and notes include LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2015.

Assumptions for the valuation of benefit plan obligations include the life expectancy of the plans' participants. During 2014, the Society of Actuaries published new mortality tables to reflect current actuarial expectations of life expectancy in the United States. On December 31, 2014, the Company incorporated into its valuation assumptions for the U.S. benefit plans, the new mortality tables, which show longer life expectancy.

Employer Contributions to Pension Plans – The Company's funding policy for its pension plans is to fund when required by government regulation or when applicable, upon an agreement with the plans' Trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans. The Company funds its post-employment plans on a voluntary basis. The Company is not required, nor does it expect to make any contributions to its pension plans during 2016.

On March 31, 2015, the Company and the Trustees of the UK Plan concluded the December 31, 2013 triennial valuation of the plan. In connection with such valuation the Company and the Trustees agreed upon pension funding terms whereby the Company made contributions during 2015 that totaled $4,899. The terms of the agreement do not require future funding of the UK Plan at this time however the agreement is subject to adjustment based on the results of future triennial valuations.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the trusts to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The Company's investing policy for its post-employment plans is to invest in highly liquid, low risk mutual funds or interest bearing bank accounts to ensure fund are readily available when employees separate from the Company. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The plans' investments that use net asset value as a

(In Thousands)

practical expedient to measure fair value, determine the net asset value based on information provided by external fund administrators.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes; market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions; including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans.

Post-Retirement Medical Plan – The post-retirement medical plan (the "Medical Plan") pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after meeting certain age and service requirements. Effective January 1, 2005, post-retirement health care benefits are no longer offered to managing directors and employees hired on or after January 1, 2005 and for managing directors and employees employed before January 1, 2005 who attained the age of 40 after December 31, 2005.

	Employee Pension Plans	Post Employment Plans	Post Retirement Medical Plan
Actual return on plan assets	$ 607	$ 15	$ -
Employer contribution	$ 4,945	$ 189	$ 276
Plan participants' contribution	$ -	$ -	$ 744
Benefits paid	$ (5,828)	$ (67)	$ (1,020)

The amounts in "accumulated other comprehensive loss, net of tax" in the consolidated statement of financial condition as of December 31, 2015 that are expected to be recognized as components of net periodic benefit cost for the year ending December 31, 2016 are as follows:

	Employee Pension Plans	Post Employment Plans	Post Retirement Medical Plan	Total
Net actuarial loss	$ 553	$ -	$ -	$ 553

(In Thousands)

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the assets and the funded status and amount recognized in the consolidated statement of financial condition for the benefit plans at December 31, 2015:

	Employee Pension Plans	Post Employment Plans	Post Retirement Medical Plan
Change in Benefit Obligation			
Benefit obligation at beginning of year	$ 139,286	$ 706	$ 5,514
Service cost	-	112	27
Interest cost	5,101	13	179
Actuarial (gain) loss	(4,185)	123	(694)
Benefits paid	(5,828)	(66)	(276)
Foreign currency translation adjustment	(4,953)	(53)	-
Benefit obligation at end of year	129,421	835	4,750
Change in Plan Assets			
Fair value of plan assets at beginning of year	128,983	637	-
Actual return on plan assets	607	15	-
Employer contribution	4,945	189	276
Benefits paid	(5,828)	(67)	(276)
Foreign currency translation adjustment	(5,040)	(50)	-
Fair value of plan assets at end of year	123,667	724	-
Funded surplus (deficit) at end of year	$ (5,754)	$ (111)	$ (4,750)
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Prepaid pension asset (included in "other assets")	$ 4,675	$ -	$ -
Accrued benefit liability	(10,429)	(116)	(4,750)
Net asset (liability) recognized	$ (5,754)	$ (116)	$ (4,750)
Amounts Recognized in Accumulated Other Comprehensive Income/(Loss) (excluding tax benefit of $2,313 consists of:			
Actuarial net (gain) loss	$ 31,690	$ 289	$ (335)

(In Thousands)

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost as of and for the year ended December 31, 2015 are set forth below:

	Employee Pension Plans	Post Employment Plans	Post Retirement Medical Plan
Weighted-average assumptions used to determine Benefit Obligations:			
Discount rate	3.89%	2.75%	3.89%
Health care cost trend rates:			
Initial			6.50%
Ultimate			5.00%
Rate of compensation increase			
Year ultimate trend rate achieved			2019
Weighted-average assumptions used to determine Net Periodic Benefit Cost:			
Discount rate	3.98%		3.65%
Expected long-term rate of return on plan assets	4.59%	2.75%	
Rate of compensation increase			
Health care cost trend rates used to determine net periodic benefit cost:			
Initial			7.00%
Ultimate			5.00%
Year ultimate trend rate achieved			2019

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions.

The assumed cost of healthcare has an effect on the amounts reported for the Company's post-retirement medical plan. A 1% change in the assumed healthcare cost trend would increase (decrease) our cost and obligation as follows:

	1% Increase	1% Decrease
Net Periodic Benefit Cost	$ 28	$ (20)
Accumulated Benefit Obligation	$ 661	$ (433)

(In Thousands)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five years and in the aggregate for the five years thereafter:

	Employee Pension Plans	Post Employment Plans	Post Retirement Medical Plan
2016	$ 3,737	$ 64	$ 354
2017	$ 3,966	$ 339	$ 356
2018	$ 4,336	$ 84	$ 358
2019	$ 4,725	$ 98	$ 358
2020	$ 4,757	$ 98	$ 355
2021- 2025	$ 28,556	$ 480	$ 1,682

Plans' Assets - The following table presents the categorization of the Company's pension plans' investments, measured at fair value, into a fair value hierarchy in accordance with fair value measurement disclosure requirements as of December 31, 2015:

	Level 1	Level 2	Level 3	NAV (a)	Total
Asset Category					
Cash	$ 3,394	$ -	$ -	$ -	$ 3,394
Equities	3,493	-	-	-	3,493
Debt	4,270	-	-	-	4,270
Funds:					
Equities	40,025	-	-	6,246	46,271
Debt	11,699	-	-	55,162	66,861
Alternative investments	112	-	-	86	198
Total Plan's assets measured at Fair Value	62,993	$ -	-	61,494	124,487
Liability Category					
Derivative payable	-	(96)	-	-	(96)
Total Plans' net investments measured at Fair Value	$ 62,993	$ (96)	$ -	$ 61,494	$ 124,391

(a) Represents certain investments measured at NAV or its equivalent as a practical expedient in determining fair value. In accordance with current accounting guidance, these investments have not been classified in the fair value hierarchy. See Note 3 for additional information.

Investments in funds managed by LAM include Level 1 Equity Funds of $14,036 and $6,247 of funds valued at net asset value as a practical expedient.

Consistent with the plans' investment strategies; at December 31, 2015, the Company's U.S. pension plan had 23% of the plans' assets invested in Level 1 equity funds, 50% invested in Level 1 debt funds and 27% invested in equity funds valued at net asset value as a practical expedient. The Company's UK Plan at December 31, 2015 had 38% of the plan's assets invested in equities and equity funds that are Level 1 assets, 59% of the plan's assets invested in debt and debt funds that are valued at net asset value as a practical expedient and 3% of the plan's assets invested in cash, which is a Level 1 asset.

(In Thousands)

15. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to: (i) its certain subsidiaries that are taxed as corporations in the jurisdictions in which they operate as well as (ii) income attributable to operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT").

Details of the Company's deferred tax assets and liabilities at December 31, 2015 are as follows:

Deferred tax assets:		
Compensation and benefits	$	9,418
Basis adjustments - 2005 separation and recapitalization		994
Net operating loss and tax credit carryforwards		537
Depreciation and amortization		358
Other		865
Gross deferred tax asset		12,172
Valuation allowance		-
Total deferred tax assets, net of valuation allowance		12,172
Deferred tax liabilities:		
Compensation and benefits		(713)
Depreciation and amortization		(156)
Goodwill		(19)
Other		(704)
Total deferred tax liabilities		(1,592)
Total net deferred tax assets	$	10,580

The valuation allowance for deferred tax assets decreased $214 during 2015, which is primarily attributable to the reversal of a valuation allowance in LAM Korea. The decrease in the valuation allowance was offset by the net decrease in deferred tax assets and deferred tax liabilities related to compensation and benefits. The Company has net operating loss and tax credit carryforwards for which related deferred tax assets of $537 were recorded at December 31, 2015, that primarily relate to indefinite lived carryforwards in Germany of $402 and certain carryforwards of $102, relating to LAM Korea, a portion of which begin expiring in 2023.

The Company's liability for unrecognized tax benefits of $12,807 at December 31, 2015, includes $2,957 related to interest and penalties, which, if recognized, $12,807 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination by U.S. federal, state and local tax authorities for years prior to 2011 and by foreign tax authorities for years prior to 2010. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination

(In Thousands)

related to these examinations will have a material impact on this consolidated statement of financial condition. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2015 (excluding interest & penalties of $3,038)	$	10,135
Increases in gross unrecognized tax benefits pertaining to:		
Tax positions taken during current year		1,968
Decreases in gross unrecognized tax benefits pertaining to:		
Tax positions taken in prior years		(95)
A lapse of the applicable statue of limitations		(2,158)
Balance, December 31, 2015 (excluding interest & penalties of $2,957)	$	9,850

The Company anticipates that it is reasonably possible that approximately $3,300 of unrecognized tax benefits recorded at December 31, 2015 may be recognized within 12 months by as a result of the lapse of the statute of limitations in various taxing jurisdictions.

16. SUBSEQUENT EVENTS

Management has evaluated whether any subsequent events occurred subsequent to the date of this consolidated statement of financial condition and through February 25, 2016 and determined there were no material events that would require recognition or disclosure in this consolidated statement of financial condition.

* * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Lazard Frères & Co. LLC:

We have reviewed management's statements, included in the accompanying Lazard Frères & Co. LLC's Exemption Report , in which (1) Lazard Frères & Co. LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2016

LAZARD

Lazard Frères & Co. LLC's Exemption Report

Lazard Frères & Co. LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) for the period from January 1, 2015 to December 31, 2015 and (2) the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

John Ceglia
Chief Financial Officer
Lazard Frères & Co. LLC

February 25, 2016

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10112

LAZARD

February 26, 2016

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
403

Securities and Exchange Commission
Registrations Branch Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam:

In order that we may comply with your filing requirements, I enclose the following reports:

2 copies Consolidated Financial Statements and Supplemental Schedules for the year ended December 31, 2015, together with Report of Independent Registered Public Accounting Firm dated February 26, 2016 and Exemption Report dated February 26, 2016.

2 copies Consolidated Statement of Financial Condition as of December 31, 2015, together with Report of Independent Registered Public Accounting Firm dated February 26, 2016.

1 copy of Report of Independent Accountants' Report on Applying Agreed-Upon Procedures dated February 25, 2016.

Sincerely,

John Ceglia
Chief Financial Officer

Enclosures

Please sign below to acknowledge receipt of this transmittal and return it in the enclosed envelope.

____

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10112

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Management and Member of
Lazard Frères & Co. LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Lazard Frères & Co. LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to paid checks and to the corresponding bank statement, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17-A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a difference of $1,004,653,330. The Company has communicated to us that this difference relates to total revenue attributable to consolidated subsidiaries which are excluded from the amounts reported in Form SIPC-7 and included in audited Form X-17-A-5 as required by US GAAP.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******863*******************ALL FOR AADC 100
002595 FINRA DEC
LAZARD FRERES & CO LLC
ATTN: JOHN CEGLIA
30 ROCKEFELLER PLZ
NEW YORK, NY 10112-0015

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Cegila (212) 632-6524

2. A. General Assessment (item 2e from page 2) $ 1,424,385.25

B. Less payment made with SIPC-6 filed (exclude interest) (743,621.71)

July 30, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 680,763.54

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 680,763.54

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $680,763.54

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lazard Freres & Co. LLC
(Name of Corporation, Partnership or other organization)

John Ceglia
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25th day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$570,305,947
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	318,174
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	177,856
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $55,818	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	55,818
Total deductions	551,847
2d. SIPC Net Operating Revenues	$569,754,099
2e. General Assessment @ .0025	$1,424,385
	(to page 1, line 2.A.)